SPORTSNUTS, INC.
10757 South River Front Parkway, Suite 125
South Jordan, Utah 84095
(801) 816-2500

February 28, 2008

VIA FEDERAL EXPRESS
Yong Kim
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

Re:   SportsNuts, Inc. Acknowledgment

Dear Ms. Kim:

SportNuts, Inc. acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please advise John D. Thomas at (801) 816-2536, of any questions.

Very truly yours,

/s/John D. Thomas
John D. Thomas
Chief Executive Officer